EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended April 30,
	2014	2013
Income before income taxes	$44,307	$35,143
Fixed charges	9,872	7,545
Capitalized interest	(40)	(119)
Total earnings	$54,139	$42,569
Interest expense (including capitalized interest)	$4,148	$2,893
Amortized premiums and expenses	617	1,097
Estimated interest within rent expense	5,107	3,555
Total fixed charges	$9,872	$7,545
Ratio of earnings to fixed charges	5.48	5.64